Investor Presentation

October 2022 | OTC: SSCC

SPIRITS CAPITAL CORPORATION

FORWARD LOOKING STATEMENTS

This document has been prepared by the Company and includes information from other sources believed by management to be reliable. No representation or warranty, express or implied, is made as to the accuracy and completeness of any information set forth herein. This document may contain summaries of the terms of certain documents and agreements, but reference is made to the actual documents and agreements for complete information contained therein. This is not an offering of securities. Any such offering shall be accompanied by offering materials.

Certain information set forth in this presentation contains "forward-looking information", including "future oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.





Historical Challenge

The inability for investors to participate in an asset class that has offered stable and predictable long term investment returns.

Solution

Our blockchain technology platform provides access to the high value Premium American Whiskey market which has been previously inaccessible to most investors.



Overview

Spirits Capital Corporation is a technology-driven sponsor of securitized transactions and securitizations for the spirits industry.

- Provides historically unavailable assets through a secure and **TRANSPARENT** technology platform

- Utilizes **PROPRIETARY BLOCKCHAIN TECHNOLOGY** to revolutionize the marketplace

- Enhances **COMMODITY TRANSPARENCY** through real-time data traceability & tracking

- Growing demand for distilled spirits accelerates organic revenue growth with **MULTIPLE SYNERGISTIC OPPORTUNITIES**

Ticker
OTC: SSCC

Shares Outstanding
92.9 Million

Insider Ownership
98%

Company HQ
Newport Beach, CA





Experienced Management Team

Over 50 years of experience in the financial, technology, operational, spirits and investment space







Todd Sanders

Chairman & CEO

- 25+ years of public markets experience
  - Expert in M&A and executive management

Reza Hashemi

Chief Technology Officer

- Seasoned Technology Executive
  - Expert in tech development

Thomas Seifert

Chief Financial Officer

- 20+ years of internal management
  - Financial management and global operations expertise



Value Proposition

Our unique and proprietary technology aligns with strong consumer demand for premium distilled spirits, creating an open, safe, and secure marketplace to capitalize on the promising future of Premium American Whiskey.



Proprietary Blockchain

All transactions are blockchain secured and recorded



Resilient Market Demand

Total U.S. spirits exports in 2021 increased 14% as compared to 2020, reaching $1.6 billion



Superior Returns

Whiskey has outperformed the S&P 500 by +68% over the past 10 years



Natural Safeguard

All Spirits Capital whiskey barrels are backed by premium insurance carriers and certified to the highest industry standards

Source: Distilled Spirits Council of the United States 2021 Economic Briefing, Whiskystats.net



Market Environment



Spirits Revenue, Total and Avg. Annual Growth

Total Growth — *Avg. Annual Growth*





1

STRONG MARKET CONDITIONS
- Contributes +$200B annually to U.S. economic activity
- 2021 Premium American Whiskey revenue increased to $4.6B; up 6.7% Y/Y
- Premium American Whiskey outperformed S&P by +68% over last 10 Yrs.

2

INCREASED DEMAND/VOLUME GROWTH
- Whiskey market exceeded $60 billion in 2020.
- Whiskey market share expected to increase by $28.7 billion from 2020 to 2025.
  - Market's growth momentum projected to accelerate at a CAGR of 5.64%.

3

STRONG RETURNS
- Whiskey grew at a rate of 20% from Dec'20 to Dec'21; Inflation grew 7%
- Aged barreled whiskey provides investment in continually appreciating asset
- Proven history delivering strong returns over decades without volatility

Premium American Whiskey is first distilled spirit used to prove concept.

Other spirits will then follow to accelerate growth.

Sources: Nielsen and Distilled Spirits Council of the United States 2021 Economic Briefing



How it Works

WHISKEY SECURITIZATION

CASK SOURCING

We leverage established relationships with global whiskey suppliers to purchase newly filled casks to secure Premium American Whiskey at the best prices

INVESTOR ACQUISITION

Whether a collector, institutional investor, or daily whiskey consumer, casks are available for all investor levels

WHISKEY MATURATION

Throughout the predetermined investment period, the whiskey becomes more valuable with age

REDEMPTION & MONETIZATION

We stay with you every step of the way through redemption and monetization of your investment



Investment Vehicle

Cask Investment Deed (CID)

Spirits Capital provides investors with what has historically been an un-investable asset through a highly secure and transparent technology platform


Data

Investors are provided with real-time data to continuously track projected value

Provides investor with real-time metrics and performance data


Fixed IRR

Each CID is secured by a barrel of Premium American Whiskey held in a bonded facility

Insured throughout the investment hold period with a fixed IRR


Contracts

Contractual agreements are entered into for the purchase of casks over a specified term



Innovative Technology



Intuitive
smartphone app



High-end trust deed
issuance security encryption



Real-time monitoring of
quality, maturity, condition
and location



Personalized optimal AI
recommendations



Track daily earnings, interest
rates and cumulative growth



Go-To-Market Strategy

1 **Target influencers & spirits enthusiasts**
- Recruit social media influencers
- Engage alternative investment professionals
- Hyper-targeted marketing strategies to each audience
- Generate awareness among online whiskey clubs, investors & enthusiasts

2 **Proactive public relations & social media campaigns**
- Increased exposure at industry events
- Social media management to reach broader audiences
- Mainstream media outlet coverage
- Digital videos and newsletters

3 **Multiple sales and profitability streams**
- Cask Investment Deed sales
- Token sales
- Transaction fees
- Strategic partnerships with distilleries



Business Model

Our unique business model enables revenue generation at various stages

Investment acquisition of corporate-owned casks

Sale of cask at maturity

Transaction fees

Diverse Revenue Streams

Initial cask purchase

Strategic investments in distilleries



Whiskey Token

The Spirits Whiskey Token is a crypto token minted on the Ethereum platform

Combines advantages of cutting-edge blockchain technology with the security of real whiskey value



Buyers/users participate in a limited offering of spirits whiskey tokens

Tokens are activated through a smart contract. Buyers may purchase tokens once setting up a secure account

Spirits marketplace allows users to buy, sell, trade and redeem tokens; provides liquidity and allows real time management of assets

Every Token Backed by Premium American Whiskey



= 750ml Premium American Whiskey



Tokenization Provides Significant Market Opportunity

- Tokenization market expected to grow at a **CAGR OF 22.1% BY 2023**.

- 39 of the top 100 largest banks in the world are working on security tokens or blockchain initiatives.

- Security token offering market expected to grow at a **CAGR OF 59% BY 2030**.

- Global listed trading volume expected to grow to **$162.7 trillion by 2030**, with a total security token issuance worth more than $4 trillion in the same period.

Reflects the change in trading volume during the month of November 2021
Sources: Security Token Market, MarketsandMarkets Tokenization Global Forecast

Total Security
Token Market Cap:
$1,116,246,242

November 2021
Trading Volume:
$9,354,313

Trading Volume
Monthly Change:
+32.39%





Spirits Whiskey Marketplace

Spirits Capital has developed a best-in-class marketplace for token trading

- Built on the Ethereum blockchain erc-20 platform

- Ensures minimal risk and maximum transparency

- Compliant with know your customer "KYC" & anti-money laundering "AML" regulations

- Optimal UX/UI provides unique & client-centric experience

- After the holding period, each spirits whiskey token will be available to trade on the marketplace



Competitive Landscape

Spirits Capital stands alone in the whiskey investment space as a U.S.-based cutting-edge alternative investment platform.

Combining new age technology with one of the most consistently performing asset classes available today.

	Spirits Capital Corporation	Other Whiskey Investment Companies
Fixed Return *(highest in the industry)*	✓	
securitized Investment	✓	✓
Whiskey Marketplace	✓	
securitized Token	✓	
Suite of Investment Products	✓	✓
U.S. Based	✓	



Financials & Pro Forma

**Summary - 2022 through 2026
Projected Income Statement**

($USD)

$ in Millions

	FY2022	FY2023	FY2024	FY2025	FY2026
Deeds - Total	$8.1	$10.1	$13.4	$17.6	$23.3
Token Offerings - Total	$126.3	$252.6	$315.8	$394.7	$493.4
Tokens - Transactions	$1.2	$11.5	$24.9	$41.6	$62.5
Revenue	**$135.6**	**$274.2**	**$354.0**	**$453.9**	**$579.1**
Cost of Goods Sold	$55.7	$118.9	$168.2	$231.9	$314.1
Deeds - Total	$3.8	$4.9	$6.0	$7.5	$9.7
Tokens - Total	$76.0	$150.4	$179.7	$214.4	$255.3
Gross Profit	**$79.9**	**$155.3**	**$185.8**	**$222.0**	**$265.0**
SG&A Expense	$23.2	$45.8	$60.1	$77.8	$98.7
EBIT	$56.6	$109.5	$125.6	$144.2	$166.3
Pre-Tax Income	$56.6	$109.5	$125.6	$144.2	$166.3
Net Income	**$47.5**	**$86.5**	**$98.0**	**$112.5**	**$129.7**



Investment Offering

Common Stock Offering

Summary of Terms

Issuer:	Spirits Capital Corporation
Symbol:	OTC Markets: SSCC
Type of Security:	Common Stock
Offering Size:	Up to $25,000,000 in common shares of the Company, par value $.0001
Price	$1.25 per share
Use of Proceeds:	Barrel allocations, distillery investment, marketing, general working capital
Current Capitalization:	93,712,470 shares issued and outstanding on a fully diluted basis



Value Proposition

Our unique and proprietary technology aligns with strong consumer demand for premium distilled spirits, creating an open, safe, and secure marketplace to capitalize on the promising future of Premium American Whiskey.



Proprietary Blockchain

All transactions are blockchain secured and recorded



Resilient Market Demand

Total U.S. spirits exports in 2021 increased 14% as compared to 2020, reaching $1.6 billion



Superior Returns

Whiskey has outperformed the S&P 500 by +68% over the past 10 years



Natural Safeguard

All Spirits Capital whiskey barrels are backed by premium insurance carriers and certified to the highest industry standards

Source: Distilled Spirits Council of the United States 2021 Economic Briefing, Whiskystats.net



Disclaimer

- In pursuance with Rule 255(b) of Regulation A, no solicitation or acceptance of money or other consideration, nor of any commitment, binding or otherwise, from any person is permitted until Spirits Capital Corporation's offering statement receives qualification from the U.S. Securities and Exchange Commission. Spirits Capital Corporation confirms the following concerning this communication: No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date; and, A person's indication of interest involves no obligation or commitment of any kind.





Thank you!



TODD SANDERS
Chairman & CEO
todd@spiritscap.com
spiritscap.com

SPIRITS CAPITAL CORPORATION